CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

07021757

6 March 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Total Voting Rights	28/02/2007

Yours faithfully,

PROCESSED

MAR 16 2007

THOMSON
FINANCIAL

Pramila Bharj

Enc

dw 3/14

Print

REG-Catlin Group Limited Total Voting Rights
Released: 28/02/2007

RNS Number:0633S
Catlin Group Limited
28 February 2007

28 February 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the FSA's Disclosure and Transparency Rules ("Rules"), we notify the market of the following:

The Company's share capital is now 247,823,689 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 363,821 Common Shares in respect of acceptances received by the Company for its recommended offer for the entire issued and to be issued share capital of Wellington Underwriting plc between 10 January and 19 February 2007. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 247,823,689.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the Rules.

END
TVREASAPASNXEFE

END